VIA EDGAR

Sunoco LP

8111 Westchester Drive, Suite 400

Dallas, TX 75225

April 1, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street NE

Washington, D.C. 20549

Attention:  Claudia Rios

   Irene Barberena-Meissner

Re: Sunoco LP

Registration Statement on Form S-4

Filed February 26, 2024

File No. 333-277369

Dear Ms. Rios and Ms. Barberena-Meissner:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Sunoco LP (the “Registrant”) hereby requests that the effectiveness of the Registration Statement on Form S-4 (File No. 333-277369) filed by the Registrant on February 26, 2024, as amended by Amendment No. 1 filed on March 20, 2024 (the “Registration Statement”), be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 4:00 p.m., Eastern time, on April 3, 2024 or as soon as reasonably practicable thereafter.

If you have any questions, please feel free to contact Sachin Kohli at 212-310-8294 or by e-mail at sachin.kohli@weil.com. In addition, please notify Mr. Kohli when this request for acceleration has been granted.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

Sunoco LP

By:	/s/ Scott D. Grischow
Name: Scott D. Grischow
Title: Senior Vice President, Finance and Treasurer

cc:	Sachin Kohli

Weil, Gotshal & Manges LLP